SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐ No ☒

Table of Documents Filed

Page
1.	English translation of Top Management Interview included in the ORIX Update Newsletter (Second Quarter for the July 1-September 30, 2005 Period).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 21, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

Top Management Interview

Question 1

You sustained the solid performance of the previous fiscal year and recorded exceptionally good results for the interim period. What are your views on these developments?

I believe ORIX’s performance benefited from customers’ strong demand for funds accompanying the economic recovery in Japan and overseas as well as robust conditions, especially in the real estate and securities markets. However, another key factor accounting for our strong performance has been the success of our activities to strengthen our risk management capabilities over the past several years and the improvement in the quality of our operating assets. As a result of these factors, all of our operating segments reported increases in profits, and those businesses about which we had concerns regarding future performance have been eliminated. Taking these developments into account, we have raised our forecast for net income in the fiscal year ending March 31, 2006, from the previously announced ¥96 billion to ¥140 billion, which is 53% higher compared with the previous fiscal year.

Question 2

You have achieved major increases in profitability over the past few years. What have been the factors behind this?

While maintaining corporate leasing and lending as core businesses, ORIX has consistently confronted the challenge of diversifying into high-margin peripheral businesses. Areas where we have planted the seeds for future development, which include real estate-related businesses, automobile leasing, and corporate rehabilitation, have grown steadily. Consequently, we have developed a more diversified revenue and earnings base. A major factor contributing to profitability has been that businesses where we have concentrated our investments, after carefully assessing the prospects for economic recovery and market expansion, have become driving forces for growth in profits.

Another reason behind the improving profitability has been the positive results we have achieved overseas as well by overcoming such difficulties as the effects of the Asian currency crisis and the completion of restructuring measures in our U.S. business operations.

Question 3

Do you expect growth in net income to continue?

Over the past 10 years, ORIX has attained a compounded annual growth rate of 16% in diluted earnings per share. We will work to maintain this double-digit growth trend going forward. We have defined the course for the future development of our businesses as “enhancing the sophistication of services we provide.” We believe that “service” will be the keyword for profit growth in the years ahead.

For example, in our real estate-related businesses, which are currently drivers of profit growth, our strength lies in our capability to both provide financing for investment in real estate and to handle the development of, investment in, and operation of real estate. We believe that the market will continue to expand going forward. We take pride in our unique position in the real estate sector and believe we can maintain our strength in the sector by continuing to provide sophisticated services. In addition, the investment bank we recently acquired in the United States has one of the leading track records nationwide in M&A and restructuring advisory services. We believe this company will be a driving force for our activities in the United States as we work to realize synergies with our existing corporate finance operations in the U.S. market. Over the medium-to-long term, we believe that the development on a global scale of our investment banking activities for small and medium-sized enterprises, a customer segment where we have particular strengths, will also contribute to the growth of the ORIX Group as a whole.

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Question 4

Looking ahead, what issues do you believe ORIX will confront?

As we explained in our annual report for the fiscal year ended March 31, 2005, ORIX classifies its diverse businesses into nine segments. We have positioned these segments as three broad categories to accurately guide our allocation of resources: “Stable profit segments,” “accelerated growth segments,” and “future growth segments.” While paying close attention to trends in social development and financial markets, we are constantly meeting the challenge of identifying new business opportunities in our “future growth segments” and are working to attain sustainable development by then managing these businesses to become “accelerated growth segments,” and “stable profit segments.”

To attain sustainable development through determined efforts to seek out new business opportunities, it will be essential for us to take initiatives to secure a diversity of human resources, strengthen our risk management capabilities to cope with the risks inherent in a wide range of businesses, and promote synergies among our businesses in Japan and around the world. Moreover, we must reinforce these initiatives over time.

Question 5

What are your views on returning a portion of the profits you generate to shareholders?

We are endeavoring to meet the expectations of our shareholders by working to attain sustainable growth and increase the corporate value of the ORIX Group. Based on this policy, we would like to maintain a stable dividend while utilizing retained earnings for investments in businesses that promise high rates of return.

Question 6

What were your objectives in reducing the minimum trading unit for ORIX shares on December 1, 2005?

The price of ORIX shares has risen, reflecting the positive appraisal of investors; however, as the previous minimum trading unit was 100 shares, the smallest investment investors could make was over ¥2 million. The percentage of foreign ownership of ORIX shares had risen to over 60%, as of September 30, 2005, and we had also been making efforts to expand our shareholder base even more broadly among individuals and other investors. Therefore, to make it easier to invest in ORIX shares, we reduced the minimum trading unit from 100 to 10.

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